August 1, 2024

Lim Sin Foo Harris
Chief Executive Officer
Fast Track Group
12 Mohamed Sultan Road
#04-01, Singapore 238961

       Re: Fast Track Group
           Draft Registration Statement on Form F-1
           Submitted July 8, 2024
           CIK No. 0002027262
Dear Lim Sin Foo Harris:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that following the offering Mr. Lim Sin Foo, Harris will own a majority of the voting power of the company and that the company will be a "controlled company." If true, please also revise the cover page to disclose that Mr. Lim Sin Foo,
       Harris will have the ability to determine all matters requiring approval by stockholders.
Prospectus Summary, page 7

2. We note that your auditor's report related to your audited financial statements for the fiscal year ending February 29, 2024 contains a going concern qualification. Please revise to include a section discussing this qualification and the company's working capital deficits and negative cash flows. Additionally, we note that the included audited financial statements disclose a large related-party liability. Please revise to discuss this liability and the material terms and conditions of this related-party advance. August 1, 2024
Page 2

Our business depends on relationships between key agents, managers and artistes
...., page 15

3. We note your risk factor disclosure that your business is "uniquely dependent on personal relationships, as our officers or other key personnel need to leverage on their existing network of relationships with artistes." And your statement, "[d]ue to the importance of those industry contacts to our Live Entertainment and Agency business segments, any adverse change in the aforesaid relationships or the loss of any of our officers or other key personnel could affect these business segments." Please augment your risk factor to disclose whether you employ contractual protections to mitigate this risk. For example, employment agreements with non-compete clauses or stand alone non-compete agreements.
We are exposed to concentration risk of heavy reliance on our major customers, page 16

4. Please augment your risk factor to disclose that your major customers are related parties. Please also revise the Prospectus Summary to disclose comparable information regarding the company's reliance on certain major customers who are also related parties.
Use of Proceeds, page 33

5. We note that you have expressed your use of proceeds as percentage of proceeds. Please revise to also state the approximate dollar amount of proceeds to be used for each identified use of proceeds.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
37

6. We note that as part of your Industry Overview discussion you have provide a revenue projection chart that states "[d]ata reflects market impact of the Russia-Ukraine war." As it appears that the war has had an impact on your market, please describe the direct or
       indirect impacts of Russia   s invasion of Ukraine on your business.
Also, please clarify
       whether inflation has had or is expected to have a material impact on your operations and results. In addition, please tell us what consideration you have given to including a risk factor specific to the impact of inflation or the Russia-Ukraine war on your business.
Industry Overview, page 47

7. We note that you have provided a chart concerning revenue projections for the music events market in the Southeast Asian region. In an appropriate place in your discussion of the revenue projections for the music events market in the Southeast Asian region, please define the term Southeast Asian region as used in the chart. In this regard, we note your disclosure that you are currently focusing your "business in Singapore, Malaysia,
       Indonesia, and Australia." To the extent that the term "Southeast Asian region" as used by
       Statista Market Insight in their chart is different from your market, please provide disclosure explaining the relevance of the chart to your market.
Korea Region:, page 47

8. We note your discussion of the "strategic importance of the Korean content industry in the broader context of global entertainment and cultural exchange." We note that you have disclosed elsewhere that you have promoted several Korean artists in your market. Please
 August 1, 2024
Page 3

       revise your disclosure to explain how this disclosure in your industry discussion about
       Korean content industry affects or shapes your industry in your market. Major Suppliers and Subcontractors, page 65

9. Reference the table of Suppliers/Contracts. Please advise why the amounts paid to supplier and contractors is reflected as Revenue for the years ended February 29, 2024 and February 28, 2023, and revise your disclosure accordingly. For note
(2), please
       explain why Vendor D is disclosed as a customer and revise as necessary. Related Party Transactions, page 80

10. It appears that a significant portion of your 2024 revenues were from two related party entities. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.
11. Please refer to the Agency Service Provided section. Please revise to discuss in greater detail the event consultant services provided to each related party entity. Please also revise to discuss the pricing of such services and whether there were written agreements associated with each transaction. To the extent there were written agreements, please file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
Notes to Consolidated Financial Statements, page F-4

12. Please revise to separately state amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, or statement of cash flows. Refer to
       Rule 4-08(k) of Regulation S-X. In this regard, we note disclosure in note 10 to the
       financial statements that a substantial majority of your revenue was earned from related parties.
Note 10. Related party transactions and balances, page F-16

13. Please explain your rationale for accounting for the waiver of debt due to your director and CEO Lim Sin Foo, Harris for business working purposes as Other income instead of as a capital contribution within shareholders' deficit. Please refer to Codification of Staff
       Accounting Bulletins Topic 5:T.
General

14. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of the communications.
 August 1, 2024
Page 4

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services